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EXHIBIT 99.5

INVITATION TO SHAREHOLDERS

        On behalf of our board of directors, management and employees, we invite you to attend the annual and special meeting of shareholders of Hydrogenics Corporation at 10:00 a.m. (Toronto time) on Tuesday, May 17th, 2005 at The Toronto Board of Trade, 1 First Canadian Place, 77 Adelaide Street West, 4th Floor, Room A, Toronto, Ontario.

        The items of business to be considered at this meeting are described in the enclosed Notice of Annual and Special Meeting and Proxy Circular. No matter how many shares you hold, your participation at this meeting is very important. If you are unable to attend the meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form and returning the completed form in the envelope provided.

        We hope you will take the time to review the enclosed Proxy Circular in which we report on and disclose a number of initiatives we have undertaken this year. During the meeting, we will review the business of the Company and our plans for future growth. We are also asking shareholders to approve three items of special business. The first item is to an amend our articles to increase the maximum number of directors from nine to 12. The second item is to eliminate the Company's staggered term approach of electing directors so that, beginning with this meeting, the entire board will stand for election every year. The third item is to increase the number of shares reserved under our Stock Option Plan.

        We look forward to answering your questions and hope you will accept this invitation to meet the directors and executives of your Company.

        We look forward to seeing you at the meeting.

Sincerely,

/s/ NORMAN SEAGRAM Norman Seagram Chairman of the Board of Directors	/s/ PIERRE RIVARD Pierre Rivard President and Chief Executive Officer

March 24, 2005

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  EXHIBIT 99.5